AMENDMENT TO DELARATION OF TRUST


To the Secretary of State of
Commonwealth of Massachusetts

     It is herby stated that:

     1. This  document  constitutes  an  Amendment to the  Declaration  of Trust
(hereinafter called the "Declaration") of John Hancock Municipal Securities Trust (hereinafter called the "business trust").

     2. The Declaration amended by this document was filed with the Secretary of State of the Commonwealth of Massachusetts on November 13, 1989.

     3. The amendment to the Declaration effected by this document is as follows:

          The principal office address has been changed effective July 1, 2005 to:

          601 Congress Street
          Boston, MA 02210

     4. The amendment herein provided for was authorized in accordance with law.

     IN WITNESS WHEREOF, the undersigned has signed these presents all on June 24, 2005 .


/s/ Alfred P. Ouellette
Alfred P. Ouellette, AVP

(This document may be executed by an officer of the business trust.)